Exhibit (a)(5)(iii)

ManorCare
News Release

For Immediate Release

Contact:
Geoffrey G. Meyers, Chief Financial Officer
419/252-5545
e-mail gmeyers@hcr-manorcare.com

Manor Care Announces Extension of
Exchange Offer to December 2, 2004

     TOLEDO, Ohio, November 19, 2004—Manor Care, Inc. (NYSE: HCR) announced today that it is extending until December 2, 2004, its offer to exchange up to $100 million in principal amount of 2.125% Convertible Senior Notes due 2023 (CUSIP numbers 564055AD3 and 564055AE1) for up to $100 million principal amount of new notes plus an exchange fee of 25 basis points of the principal amount of existing notes that are properly tendered and accepted for exchange. The offer is being extended and certain technical changes and additions will be made in the Offer to Exchange and related documents. A supplement to the Offer to Exchange and related documents describing such changes and additions is being mailed to noteholders as of November 19, 2004.

     The exchange offer will expire at 12:00 midnight, New York City time, on December 2, 2004, unless extended, terminated or withdrawn. Existing notes must be tendered on or prior to the expiration of the exchange offer, and tendered notes may be withdrawn at anytime on or prior to the expiration of the exchange offer. Withdrawn notes will be returned to the holder in accordance with the terms of the exchange offer. Following the expiration of the exchange offer and subject to the terms of the exchange offer, Manor Care will accept all existing notes validly tendered and not withdrawn prior to the expiration of the exchange offer and will issue for exchange the new notes promptly thereafter.

-More-

Manor Care Extends Exchange Offer, Page 2

     Global Bondholder Services Corporation is the information agent and exchange agent for the exchange offer, and any questions concerning the exchange offer may be directed to, and copies of the Offer to Exchange, Letter of Transmittal and related documents, as supplemented, can be obtained from, Global Bondholder Services Corporation at 212-430-3774 (banks and brokerage firms) or 866-470-4500 (all others toll-free).

     The Board of Directors of Manor Care has approved the exchange offer. However, neither Manor Care’s Board of Directors nor any other person makes any recommendation as to whether holders of Manor Care notes should choose to tender and exchange their existing notes for new notes and no one has been authorized to make such a recommendation. Holders of existing notes must make their own decisions as to whether to tender their notes for exchange, and, if so, the principal amount of notes to tender.

     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell securities of Manor Care. The solicitation of offers to exchange the outstanding 2.125% Senior Convertible Notes is only being made pursuant to the exchange offer documents, including the Offer to Exchange, Letter of Transmittal and related documents, as supplemented, that Manor Care has or will be distributing to its noteholders and filing with the Securities and Exchange Commission. Noteholders and investors should read carefully the exchange offer documents when they are available because they contain important information. Noteholders and investors may obtain a free copy (when available) of the exchange offer documents that will be filed by Manor Care with the Securities and Exchange Commission at the Securities and Exchange Commission’s website at www.sec.gov or from the information agent, Global Bondholder Services Corporation at 866-470-4500. Noteholders are urged to carefully read these materials before making any decision with respect to the exchange offer.

-More-

Manor Care Extends Exchange Offer, Page 3

     Manor Care, Inc., through its operating group HCR Manor Care, is the leading owner and operator of long-term care centers in the United States. The company’s nearly 60,000 employees provide high-quality care for patients, residents and clients through a network of more than 500 skilled nursing centers, assisted living facilities, outpatient rehabilitation clinics, and hospice and home health care offices. Alliances and other ventures supply high-quality pharmaceutical products and management services for professional organizations. The company operates primarily under the respected Heartland, ManorCare and Arden Courts names. Manor Care is committed to being the preeminent care provider in the industry. Shares are traded on the New York Stock Exchange under the ticker symbol HCR.